

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

<u>Via E-mail</u>
Mr. Thomas Fernandes
Principal Financial Officer
Greenhaven Continuous Commodity Index Fund
C/O Greenhaven Commodity Services, LLC
3340 Peachtree Rd, Suite 1910
Atlanta, GA 30326

  Re: **Greenhaven Continuous Commodity Index Fund**
    Form 10-K for the year ended December 31, 2010
    Filed March 14, 2011
    File No. 1-33909

Dear Mr. Fernandes:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin Woody

      Kevin Woody
      Branch Chief